New York - AG	March 2, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Initiates International Arbitration Request under NAFTA against the Government of Mexico

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) announced today that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes (“ICSID”), on its own behalf and on behalf of Primero Empresa Minera S.A. de C.V. (“PEM”), its subsidiary in Mexico, based on Chapter 11 of the North American Free Trade Agreement (“NAFTA”).

Despite repeated attempts by the Company to encourage the Government of Mexico to engage in good faith negotiations to resolve the dispute, the Government has refused to engage. The Company believes that the Government’s actions are contrary to the terms of the Advance Pricing Agreement, which established the methodology for determining PEM’s revenues and taxes for the 2010 to 2014 fiscal years, and which, according to the Company’s Mexican counsel remains valid in accordance with the Mexican Federal Tax Code unless and until it is nullified by a final instance Court. In addition, the Government of Mexico has refused to participate in the Mutual Agreement Procedures under three international double-taxation treaties signed by Mexico.

First Majestic has instructed its Washington D.C. international arbitration counsel, Arent Fox LLP, to initiate the process under the ICSID rules for constituting a neutral and independent arbitration tribunal to adjudicate the dispute under Chapter 11 of NAFTA with the Government of Mexico.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the timing and amount of estimated future production; arbitration proceedings; and the validity of the Advance Pricing Agreement. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; responses to and resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; the potential refusal of the Government of Mexico to engage in good faith arbitration; availability of arbitral panels and courts; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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